Exhibit 99.1

Hailiang Education Group Inc. Announces Financial Results for the Third Quarter of Fiscal Year 2021

HANGZHOU, China, May 26, 2021 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education,” the “Company” or “we”), an education and management service provider of primary, middle, and high schools in China, today announced its financial results for the third quarter of fiscal year 2021 ended March 31, 2021.

"Continuing the strong growth in the first half of fiscal year 2021, we still maintained a solid upward momentum in the third quarter of fiscal year 2021. For the third quarter of fiscal year 2021, our revenue reached RMB434.8 million (US$66.4 million), an increase of 45.7% from RMB298.5 million for the same period of last year. The gross profit amounted to RMB150.8 million (US$23.0 million), a year-over-year increase of 65.9%. The gross margin was 34.7%, which increased from 30.5% for the same period of last year. The operating profit reached RMB120.7million (US$18.4 million), which increased by 57.2% on a year-over-year basis. The net profit attributable to the shareholders of the Company was RMB99.9 million (US$15.2 million), an increase of 67.2% from RMB59.7 million for the same period of last year, "commented Dr. Junwei Chen, the Chairman and Chief Executive Officer of Hailiang Education, "with us executing the increasingly refined management and budget control in this fiscal year, the revenue, gross profit, operating profit and the net profit attributable to shareholders of the Company for the first nine months of fiscal year 2021 increased by 30.9%, 54.5%, 43.1% and 39.4%, respectively. "

Dr. Junwei Chen continued, "We are pleased that we have made gratifying progress in promoting the implementation of our strategies and driving endogenous growth in the third quarter of fiscal year 2021. We plan to open Xianghu Future School and Ninghai Public School in September 2021 with a total capacity of approximately 5,652 students. Both Xianghu Future School and Ninghai Public School will be positioned as premier private schools, and Mr. Cuiwei Ye, the General Principal of Hailiang Education, will also serve as the Principal of Xianghu Future School. At the same time, our strategic cooperation with Hailiang Group also plays a significant role in promoting the expansion of our school network. In January 2021, Hailiang Group signed a cooperation agreement with the Government of Dingbian County, Shaanxi Province, marking the landing of our first Education Revitalization Project. Meanwhile, more Education Revitalization Projects for other regions are in progress.”

"In fact, our main business has fully recovered from the impact of COVID-19 pandemic from last year. As a result, the third quarter's revenue increased significantly compared with the same period of last year. In addition, under the catalysis of the COVID-19 pandemic, the launch and promotion of our online educational training services have been accelerated. In the post-COVID-19 era, we expect to continue expanding this business and make it one of the key drivers of our revenue growth. Meanwhile, we believe that under a more comprehensive and disciplined budget control system, our gross and operating margin will also endure steady expansion." Ms. Deborah Lee, the Chief Financial Officer of Hailiang Education, continued, "To support the rapid development of our school network and diversified business portfolios, we are also pushing forward the optimization of our financial infrastructure and the implementation of financial business integration."

"While constantly expanding our business, actively fulfilling corporate social responsibilities to create value for society is also one of the prominent missions of Hailiang Education. This mission is reflected in our school running philosophy— ‘Each person has a talent; everyone can achieve potential; make every life shine’. In July 2020, in cooperation with the Government of Seni District, Nagqu City, Tibet Province, we set up the ‘Hailiang Tibetan Aid Class’ in Tianma Experimental School, and 30 Tibetan students were admitted to this class with all tuition fees waived. After studying for half a year, the academic performance of these students in their final examinations of the first semester has been greatly improved compared to their peers in Tibet. In addition, in April 2021, we founded the "Student Rights Center" to encourage students and parents to actively participate in teachers' management and supervision, aiming to build a team of teachers with noble ethics and styles who are fully recognized by parents and our social community. As a private K12 education services provider, we are committed to creating long-term social value and building a sustainable education enterprise through integrating educational resources, establishing schools in the counties, innovating talent development, promoting educational technology, practicing corporate social responsibilities, and etc. "concluded Ms. Deborah Lee, our Chief Financial Officer.

Third Quarter of Fiscal Year 2021 Financial Highlights

	For the Quarter Ended March 31,
(RMB millions, except per share data)	2021	2020	% Change
Revenue	434.8	298.5	45.7%
Primary, middle and high school educational services	365.8	267.5	36.7%
Basic educational program	248.1	173.6	42.9%
International program	117.7	93.9	25.3%
Educational training services	42.8	3.2	1237.5%
Study trip services	3.2	12.9	-75.2%
Education and management services	15.1	11.9	26.9%
Others	7.9	3.0	163.3%
Gross Profit	150.8	90.9	65.9%
Gross Margin	34.7%	30.5%	4.2pp *
Operating Profit	120.7	76.8	57.2%
Operating Margin	27.8%	25.7%	2.1pp
Net Profit	100.8	60.6	66.3%
Net Profit Attributable to the Company’s Shareholders	99.9	59.7	67.2%
Earnings Per Share	0.24	0.14	67.2%

*Notes: pp represents percentage points

•	Revenue was RMB434.8 million (US$66.4million), an increase of 45.7% from RMB298.5 million for the same period of last year.

•	Gross profit was RMB150.8 million (US$23.0 million), an increase of 65.9% from RMB90.9 million for the same period of last year.

•	Gross margin was 34.7%, compared with 30.5% for the same period of last year.

•	Net profit attributable to the Company’s shareholders was RMB99.9 million (US$15.2 million), an increase of 67.2% from RMB59.7 million for the same period of last year.

•	Basic and diluted earnings per share were RMB0.24 (US$0.04), compared with basic and diluted earnings per share of RMB0.14 for the same period of last year.

First Nine Months of Fiscal Year 2021 Financial Highlights

	For the Nine Months Ended March 31,
(RMB millions, except per share data)	2021	2020	% Change
Revenue	1,371.8	1,047.9	30.9%
Primary, middle and high school educational services	1,190.4	906.3	31.3%
Basic educational program	812.7	599.7	35.5%
International program	377.7	306.6	23.2%
Educational training services	102.2	46.6	119.3%
Study trip services	14.3	56.0	-74.5%
Education and management services	48.2	27.6	74.6%
Others	16.7	11.4	46.5%
Gross Profit	512.2	331.5	54.5%
Gross Margin	37.3%	31.6%	5.7pp
Operating Profit	457.5	319.8	43.1%
Operating Margin	33.4%	30.5%	2.9pp
Net Profit	371.6	260.4	42.7%
Net Profit Attributable to the Company’s Shareholders	367.8	263.9	39.4%
Earnings Per Share	0.89	0.64	39.4%

*Notes: pp represents percentage points

•	Revenue was RMB1,371.8 million (US$209.4 million), an increase of 30.9% from RMB1,047.9 million for the same period of last year.

•	Gross profit was RMB512.2 million (US$78.2 million), an increase of 54.5% from RMB331.5 million for the same period of last year.

•	Gross margin was 37.3%, compared with 31.6% for the same period of last year.

•	Net profit attributable to the Company’s shareholders was RMB367.8 million (US$56.1 million), an increase of 39.4% from RMB263.9 million for the same period of last year.

•	Basic and diluted earnings per share were RMB0.89 (US$0.14), compared with the basic and diluted earnings per share of RMB0.64 for the same period of last year.

Third Quarter of Fiscal Year 2021 Operational Highlights

•	As of March 31, 2021, we had 41 schools in our school network, 13 of which being affiliated schools that we owned or sponsored, and 28 of which being managed schools that we provided education and management services to. The aggregate number of students enrolled in both affiliated and managed schools was 73,629. The aggregate number of students enrolled in our affiliated schools was 27,310, an increase of 14.8% compared to the same period of last year. The numbers of students enrolled in our basic educational and international programs were 21,906 and 5,404, respectively, representing an increase of 15.9% and 10.6% compared to the same period of last year, respectively.

•	As of March 31, 2021, the educational training business has served a total of 109,639 student attendances, including 19,115 student attendances who have taken our online educational training services and 36,469 student attendances who have taken our onsite educational training services.

•	In April 2021, one student in our high school passed the first "Qiu Chengtong Mathematical Science Leading Talent Training Program", held by Tsinghua University, and was officially admitted by Tsinghua University. In the college entrance examination held in January 2021, one student from our high school received direct admission from the Computer Science Experimental Class (“Yao Class”) of Tsinghua University, one student received a conditional offer from Qiu Chengtong's Mathematics Talent Class of Tsinghua University, and one student received a conditional offer from Peking University's Mathematics Talent Class.

•	As of March 31, 2021, 52% of the students in the 2021 graduating class of our international programs have received a total of more than 400 formal and conditional offers. Among them, 100% of the students in General Certificate of Education Advanced Level ("A-Level") class and 87% of the students in Victoria Certificate of Education ("VCE") class have received admission letters from the global top 100 universities respectively. In addition, 61% of the students from A-Level class and 87% of the students from VCE class have received offers from the global top 50 universities. On May 18, 2021 Hailiang Foreign Language School was awarded the 15th place in the national comprehensive ranking and the 1st place in Zhejiang Province in the 2021 Forbes China · Outstanding International Schools Annual Selection.

•	In March 2021, two students from Hailiang Junior High School won two gold medals and one silver medal respectively in the 2020 China Middle School Swimming Championship and the 18th World Middle School Summer Games Selective Trials.

•	To further implement the development strategy of "Revitalize Education through Technology," on April 13, 2021, the Company established "Zhujiantang" and "Cangjingge" laboratories. "Zhujiantang" laboratory concentrates on logistics intelligent management by focusing on logistics big data, security, catering, and intelligent property field to promote the continuous improvement of logistics service efficiency and quality. The "Cangjingge" laboratory serves the purpose of digital transformation on financial operation. It aims to eliminate data island and gradually achieve the goal of a structured, regulated, and automated financial operation by continuously conducting research and developing the algorithm and data platform to promote the integration of financial, business, and resources.

Third Quarter and First Nine Months of Fiscal Year 2021 Financial Results

Revenue

Revenue increased by 45.7% to RMB434.8million (US$66.4 million) for the third quarter of fiscal year 2021, from RMB298.5 million for the same period of last year. Revenue increased by 30.9% to RMB1,371.8 million (US$209.4 million) for the first nine months of fiscal year 2021, from RMB1,047.9 million for the same period of last year.

Revenue from primary, middle and high school educational services increased by 31.3%, to RMB1,190.4 million (US$181.7million) for the first nine months of fiscal year 2021, from RMB906.3 million for the same period of last year. The increase was due to the expansion in the scale of the Company’s network, an increase in the number of students and an increase in the annualized average tuition charged compared to the same period of last year. Additionally, for the third quarter of last year, due to the outbreak of COVID-19, students postponed their return to school, so accommodation and transportation services were not provided during the period when the students were not at school, and the progress of educational services was delayed compared with a normal academic year, resulting in the reduce of revenue recognized in the third quarter of last year. Besides, as the 2019/2020 school year extended from June 2020 to July 2020 due to the impact of COVID-19, the deferred revenue as of June 30, 2020 was recognized as revenue in July 2020, amounting to RMB36.4 million (US$5.6 million), which also contributed to the increase in revenue for the first nine months of fiscal year 2021.

Revenue from educational training services increased by 119.3% to RMB102.2 million (US$15.6 million) for the first nine months of fiscal year 2021, from RMB46.6 million for the same period of last year. This was mainly due to the great expansion of online educational training business and the decrease in onsite educational training services due to the outbreak of COVID-19 in the third quarter of last year.

Revenue from study trip services decreased by 74.5% to RMB14.3 million (US$2.2 million) for the first nine months of fiscal year 2021, from RMB56.0 million for the same period of last year. This was mainly due to the travel restrictions because of COVID-19 which affected study trip services for the first nine months of fiscal year 2021.

Revenue from education and management services increased by 74.6%, to RMB48.2 million (US$7.4 million) for the first nine months of fiscal year 2021, from RMB27.6 million for the same period of last year. This was mainly due to two new managed schools in Suqian City and the expansion of our service scope to some of our managed schools.

Other revenue mainly represented revenue derived from overseas study consulting services and hotel management services. Other revenue was RMB16.7 million (US$2.6 million) for the first nine months of fiscal year 2021, compared with RMB11.4 million for the same period of last year.

Cost of Revenue

Cost of revenue increased by 36.8% to RMB284.0 million (US$43.3 million) for the third quarter of fiscal year 2021, from RMB207.6 million for the same period of last year. Cost of revenue increased by 20.0% to RMB859.5 million (US$131.2 million) for the first nine months of fiscal year 2021, from RMB716.4 million for the same period of last year. The increase was primarily due to the increased compensation levels of employees and an increase in the number of employees, and partially offset by a decrease in transportation costs and costs related to study trip services resulting from the outbreak of COVID-19 during the same period of last year.

Gross Profit and Gross Margin

Gross profit increased by 65.9% to RMB150.8 million (US$23.0 million) for the third quarter of fiscal year 2021, from RMB90.9 million for the same period of last year. Gross profit increased by 54.5% to RMB512.2 million (US$78.2 million) for the first nine months of fiscal year 2021, from RMB331.5 million for the same period of last year.

Gross margin was 34.7% for the third quarter of fiscal year 2021, compared with 30.5% for the same period of last year. Gross profit margin was 37.3% for the first nine months of fiscal year 2021, compared with 31.6% for the same period of last year.

Other Income, net

Other income decreased by 84.1% to RMB1.3 million (US$0.2 million) for the third quarter of fiscal year 2021, from RMB8.0 million for the same period of last year. Other income decreased by 48.7% to RMB29.7 million (US$4.5 million) for the first nine months of fiscal year 2021, from RMB57.8 million for the same period of last year. The decrease was primarily due to a decrease in government grants of subsidies we received from local government.

Operating Expenses

Operating expenses increased by 42.1% to RMB31.4 million (US$4.8 million) for the third quarter of fiscal year 2021, from RMB22.1 million for the same period of last year. Operating expenses increased by 21.4% to RMB84.4 million (US$12.9 million) for the first nine months of fiscal year 2021, from RMB69.5 million for the same period of last year.

Selling expenses increased by 103.4% to RMB10.4 million (US$1.6 million) for the third quarter of fiscal year 2021, from RMB5.1 million for the same period of last year. Selling expenses increased by 48.1% to RMB30.7 million (US$4.7 million) for the first nine months of fiscal year 2021, from RMB20.7 million for the same period of last year. This increase was primarily due to the revenue increase of the educational training services, which resulted in the increase of the student enrollment rewards related to the educational training business compared to the same period of last year.

Administrative expenses increased by 23.6%, to RMB21.0 million (US$3.2 million) for the third quarter of fiscal year 2021, from RMB17.0 million for the same period of last year. This increase was primarily due to increase in labor costs and number of our office and administrative staffs.

Administrative expenses increased slightly by 10.1% to RMB53.7 million (US$8.2 million) for the first nine months of fiscal year 2021, from RMB48.8 million for the same period of last year. This increase was primarily due to the increase in labor costs and number of our office and administrative staff, and partially offset by the reduction in administrative expenses resulting from the liquidation of Jiangxi Haibo Education Management Co., Ltd. in the second quarter of fiscal year 2020.

Finance Income and Finance Costs

Finance income increased by 73.8% to RMB10.1 million (US$1.5 million) for the third quarter of fiscal year 2021, from RMB5.8 million for the same period of last year. Finance income increased by 44.3% to RMB28.4 million (US$4.3 million) for the first nine months of fiscal year 2021, from RMB19.7 million for the same period of last year. This increase was primarily due to an increase in the interest income derived from term deposits held at a related party finance entity.

Finance costs was RMB0.3 million (US$0.1 million) for the third quarter of fiscal year 2021, compared with RMB0.2 million for the same period of last year.

Finance costs decreased by 76.5% to RMB1.0 million (US$0.2 million) for the first nine months of fiscal year 2021, from RMB4.2 million for the same period of last year. This decrease was primarily due to the lump-sum payment of certain 18-year lease liabilities under the lease of campuses in Zhuji City in September 2019, which resulted in the reduction of lease liabilities and the corresponding reduction in interest expenses.

Income Tax Expense

Income tax expense was RMB29.7 million (US$4.5 million) for the third quarter of fiscal year 2021, compared with RMB21.8 million for the same period of last year. Income tax expense was RMB113.3 million (US$17.3 million) for first nine months of fiscal year 2021, compared with RMB74.9 million for the same period of last year. The increase was mainly driven by the growth of educational services that were subject to income tax. The effective tax rate for the first nine months of fiscal year 2021 was 23.4%, compared with 22.3% for the same period of last year.

Net Profit and Net Profit Attributable to the Company’s Shareholders

Net profit increased by 66.3% to RMB100.8 million (US$15.4 million) for the third quarter of fiscal year 2021, from net profit of RMB60.6 million for the same period of last year.

Net profit attributable to the Company’s shareholders increased by 67.2% to RMB99.9 million (US$15.2 million) for the third quarter of fiscal year 2021, from net profit attributable to the Company’s shareholders of RMB59.7 million for the same period of last year.

Net profit increased by 42.7% to RMB371.6 million (US$56.7 million) for the first nine months of fiscal year 2021, from net profit of RMB260.4 million for the same period of last year.

Net profit attributable to the Company’s shareholders increased by 39.4% to RMB367.8 million (US$56.1 million) for first nine months of fiscal year 2021, from net profit attributable to the Company’s shareholders of RMB263.9 million for the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were RMB0.24 (US$0.04) for the third quarter of fiscal year 2021, compared with basic and diluted earnings per share of RMB0.14 for the same period of last year.

Basic and diluted earnings per share were RMB0.89 (US$0.14) for the first nine months of fiscal year 2021, compared with RMB0.64 for the same period of last year.

Cash Flow

Net cash provided by operating activities was RMB728.6 million (US$111.2 million) for the nine months ended March 31, 2020, an increase of 158.6% from RMB281.8 million for the same period of last year. The increase was mainly due to an increase in the amount of tuition received. Net cash used in investing activities was RMB1,023.8 million (US$156.3 million) for the nine months ended March 31, 2020, compared with RMB302.1 million for the same period of last year. The increase was mainly due to the payment of RMB34.0 million of the acquisition of Jinhua Hailiang Foreign Language School (“JHFL”) and the increase of term deposits placed with a related party finance entity compared with the same period of last year. Net cash used in financing activities was RMB25.7 million (US$3.9 million) for the nine months ended March 31, 2020, compared with RMB57.4 million for the same period of last year. The decrease was mainly due to that no dividend was paid to non-controlling interests during current period, and less loan repayment to a related party compared with the same period of last year.

Balance Sheet

As of March 31, 2021, the Company had cash and cash equivalents of RMB193.5 million (US$29.5 million), compared with RMB515.3 million as of June 30, 2020. As of March 31, 2021, the Company had term deposits held at a related party finance entity in the amount of RMB1,854.5 million (US$283.1 million), compared with RMB921.6 million as of June 30, 2020.

Business Combination Between Entities Under Common Control

On July 15, 2020, the Company entered into a sponsorship transfer agreement with its affiliate Hailiang Education Investment Group Co., Ltd. (“Hailiang Investment”) to acquire 100% sponsorship of JHFL for a total consideration of RMB34 million. In September 2020, the Company completed all the required process to obtain the sponsorship of JHFL. Since the Company and JHFL were under common control of Mr. Hailiang Feng, both before and after the acquisition and the control was not temporary, the transaction was accounted for as a business combination between entities under common control. The Company recognized the assets and liabilities of JHFL using the book value at the combination date. The difference between the carrying amount of the net asset acquired and the consideration paid was adjusted to “contributed capital.” The financial statements of JHFL were included in the Company’s consolidated financial statements based on the carrying amounts of the assets and liabilities as if the combination had occurred at the date that Mr. Hailiang Feng first obtained control of JHFL. The opening balances and the comparative figures of the consolidated financial statements were also restated.

Subsequent events

On April 26, 2021, the Company acquired 100% of the equity interests in Feicheng Hailiang Education Investment Co., Ltd. ("Feicheng Education Investment") from its affiliate,Hailiang Investment, for a total consideration of RMB22.9 million. Feicheng Education Investment is the sole sponsor of Feicheng Hailiang Foreign Language School ("Feicheng Foreign Language "). Feicheng Foreign Language is a private non-profit school and it offers primary, middle, and high school education. The Company and Feicheng Education Investment have completed relevant corporate and regulatory procedures in April, 2021. Since the Company and Feicheng Education Investment were under common control of Mr. Hailiang Feng, both before and after the acquisition and the control was not temporary, the transaction was accounted for as a business combination between entities under common control.

On May 14, 2021, the revised Implementation Rules of the Promotion of Private Education Law (the "Implementation Rules") were promulgated by the State Council, which will come into effect on September 1, 2021. The Implementation Rules address issues on private schools including establishment, organizations and business activities, teachers and students, assets and financial management etc. Specifically, Article 13 Item 4 of the Implementation Rules provides that, "neither any social organizations nor any individuals shall, by merger and acquisition, franchising, VIE arrangement or other methods, gain control over any private schools offering compulsory education or any not-for-profit private schools offering pre-school education." And Article 45 Item 1 of the Implementation Rules provides that, "a private school offering compulsory education shall not conduct any transactions with any interest related parties. Other private schools conducting transactions with any interest related parties shall follow the principles of being just, fair and open, and they should price reasonably and standardize the decision-making process. Interests of the state, schools, teachers and students shall not be impaired." The Company is evaluating the impact of the Implementation Rules on its business development and financial performance.

Exchange Rate

This announcement contains conversion of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the conversion of RMB into US$ was made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

The Company will host its third quarter of fiscal year 2021 financial results conference call at 8:30 am Eastern Time (5:30 am Pacific Time/8:30 pm Beijing Time) on May 27, 2021. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Hailiang Education Group/HLG".

Conference Call

Date:	May 27, 2021

Time:	8:30 am ET, U.S.

International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945

International:	International: +1 412-902-4272

Conference ID:	Hailiang Education Group/HLG

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until June 3, 2021. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 10156757.

A live webcast and archive of the conference call will be available at http://ir.hailiangedu.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational services providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and strives to maintain the high quality of its students' life, study, and development. Hailiang Education adapts its educational services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, AP, IB, IELTS courses, TOEFL courses, as well as SAT courses. The Company also has an extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to providing its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu
Board Secretary

Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Profit and Other Comprehensive Income

(Amounts in thousands, except per share data)

	For the Nine Months Ended March 31			For the Three Months Ended March 31
	2021		2020	2021		2020
	RMB	USD	RMB	RMB	USD	RMB
Revenue	1,371,770	209,373	1,047,937	434,773	66,359	298,536
Cost of revenue	(859,527)	(131,189)	(716,424)	(283,977)	(43,344)	(207,595)

Gross profit	512,243	78,184	331,513	150,796	23,015	90,941
Other income, net	29,657	4,527	57,758	1,263	193	7,957
Selling expenses	(30,684)	(4,683)	(20,720)	(10,391)	(1,586)	(5,109)
Administrative expenses	(53,686)	(8,194)	(48,750)	(20,975)	(3,201)	(16,967)

Operating profit	457,530	69,834	319,801	120,693	18,421	76,822
Finance income	28,402	4,335	19,689	10,062	1,536	5,789
Finance costs	(974)	(149)	(4,146)	(300)	(46)	(236)
Net finance income	27,428	4,186	15,543	9,762	1,490	5,553

Profit before tax	484,958	74,020	335,344	130,455	19,911	82,375
Income tax expenses	(113,326)	(17,298)	(74,923)	(29,680)	(4,529)	(21,788)

Net profit for the period	371,632	56,722	260,421	100,775	15,382	60,597

Profit attributable to:
Net profit attributable to the Company's shareholders	367,843	56,144	263,858	99,866	15,243	59,727
Net profit/(loss) attributable to non-controlling interests	3,789	578	(3,437)	909	139	870

Earnings per share
Basic and diluted earnings per share	0.89	0.14	0.64	0.24	0.04	0.14

Other comprehensive (loss)/income
Other comprehensive (loss)/income, net of nil income tax	(5,227)	(798)	2,407	294	45	1,184
Total comprehensive income	366,405	55,924	262,828	101,069	15,427	61,781

Total comprehensive income/(loss) attributable to:
Total comprehensive income attributable to the Company's shareholders	362,616	55,346	266,265	100,160	15,288	60,911
Total comprehensive income/(loss) attributable to non-controlling interests	3,789	578	(3,437)	909	139	870

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in thousands)

	As of March 31, 2021		As of June 30, 2020 （Restated）
	RMB	USD	RMB
Assets
Property and equipment, net	655,212	100,005	652,726
Intangible assets and goodwill, net	96,041	14,659	97,806
Right-of-use assets	509,778	77,807	517,609
Contract costs	14,014	2,138	10,924
Prepayments to third party suppliers	47	7	75
Term deposits held at a related party finance entity	519,213	79,247	-
Deferred tax assets	684	104	568
Non-current assets	1,794,989	273,967	1,279,708

Other receivables due from related parties	55,212	8,427	76,646
Other current assets	51,312	7,831	37,259
Term deposits held at a related party finance entity	1,335,290	203,805	921,601
Restricted bank deposits	824	126	324
Cash and cash equivalents	193,459	29,528	515,297
Current assets	1,636,097	249,717	1,551,127

Total assets	3,431,086	523,684	2,830,835

Equity
Share capital	268	41	268
Share premium	134,583	20,541	134,583
Contributed capital	218,034	33,278	252,034
Reserves	443,687	67,720	396,053
Retained earnings	1,562,744	238,521	1,247,762

Total Hailiang Education Group Inc. shareholders' equity	2,359,316	360,101	2,030,700
Non-controlling interests	14,586	2,226	10,797
Total equity	2,373,902	362,327	2,041,497

Liabilities
Contract liabilities	1,653	252	3,159
Deferred tax liabilities	4,915	750	4,607
Lease liabilities	30,437	4,646	18,749
Non-current liabilities	37,005	5,648	26,515

Trade and other payables due to third parties	232,866	35,542	270,207
Other payables due to related parties	124,616	19,020	148,363
Contract liabilities	606,657	92,594	293,643
Income tax payable	51,592	7,874	48,857
Lease liabilities	4,448	679	1,753
Current liabilities	1,020,179	155,709	762,823

Total liabilities	1,057,184	161,357	789,338

Total equity and liabilities	3,431,086	523,684	2,830,835

The foreign exchange of RMB into US$ has been made at RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.